UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 21, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll Free: 1-800-661-8851

For immediate release

METHANEX DELIVERS STRONG FINANCIAL RESULTS

October 20, 2004

Methanex Corporation recorded net income of US$71.2 million (US$0.59 per share) and generated EBITDA1 of US$125.9 million for the third quarter ended September 30, 2004. The third quarter 2004 results compare with net income of US$52.4 million (US$0.43 per share) and EBITDA of US$94.4 million for the second quarter 2004.

Bruce Aitken, President and CEO of Methanex commented, “The third quarter saw a continuation of tight methanol industry supply and demand fundamentals. Methanol pricing has remained strong and stable, resulting in a very favourable business environment for Methanex. Our average realized price for the third quarter 2004 was US$245 per tonne compared with US$222 per tonne for the second quarter 2004. The global methanol market has substantially absorbed the production from two major supply additions in recent months — the 1.0 million tonne per year NPC plant in Iran and the 1.7 million tonne per year Atlas facility in Trinidad — and conditions remain tight. Currently, Methanex reference prices are similar to last quarter and range from US$272 — 280 per tonne (US$0.82 — 0.84 per gallon) before discounts. Looking ahead, we are optimistic that a favourable business environment and above average pricing will continue. We expect that the impact of planned new capacity additions during 2005 will be largely offset by further shutdowns of high cost global methanol production and increased demand.”

Mr. Aitken continued, “In Trinidad, commissioning and optimization of the Atlas methanol facility — a joint venture between Methanex and BP — progressed well throughout the third quarter. As a result, we advised Lyondell that we would no longer require production from its 750,000 tonne per year plant in Channelview, Texas and the facility was shut down on September 16, 2004. We also hold similar production rights at Terra Industries’ 700,000 tonne per year facility in Beaumont, Texas. Our 840,000 tonne per year Chile IV project is progressing well and we expect to commission the plant in early 2005. Like Atlas, Chile IV will allow us to take another significant step in improving the quality of our earnings and enhancing our ability to generate cash from our business.”

Mr. Aitken concluded, “We continue to enjoy excellent financial strength and flexibility, with US$162 million of cash on hand at the end of the third quarter 2004 and a US$250 million credit facility, which remains undrawn. We have the financial capacity to complete our capital maintenance spending program, the current normal course issuer bid, the construction of Chile IV and to pursue new opportunities to enhance our strategic position in methanol.”

A conference call is scheduled for Thursday, October 21 at 11:00 am EDT (8:00 am PDT) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 190525. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

1	EBITDA is a non-GAAP measure. For a description and reconciliation to the most comparable GAAP measure refer to “Additional Information - Supplemental Non-GAAP Measures” included in the attached Interim Report.

For further information, contact: Chris Cook Director, Investor Relations Tel: 604.661.2600
Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

At October 19, 2004, the Company had 120,174,467 common shares issued and outstanding and stock options exercisable for 2,838,975 additional common shares.	Share Information
Methanex Corporation’s common
shares are listed for trading on the
Toronto Stock Exchange under the
symbol MX and on the Nasdaq
National Market under the symbol
MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information
All financial reports, news releases
and corporate information can be
accessed on our web site at
www.methanex.com.

Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This third quarter 2004 Management’s Discussion and Analysis should be read in conjunction with the 2003 annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2003 Annual Report. The Methanex 2003 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended[1]			Nine Months Ended[1]
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2004	2004	2003	2004	2003
Sales volumes (thousands of tonnes)
Company produced	1,307	1,233	1,200	3,767	3,605
Purchased	423	600	350	1,558	993
Commission sales[2]	41	—	—	41	254

	1,771	1,833	1,550	5,366	4,852
Average realized methanol price ($ per tonne)[3]	245	222	216	229	226
Net income (loss)	71.2	52.4	(9.3)	170.4	113.1
Income before unusual items (after-tax)[4]	71.2	52.4	30.6	170.4	152.9
Operating income	105.7	77.8	57.5	256.8	236.0
Cash flows from operating activities[5]	108.7	81.8	69.0	271.2	267.1
EBITDA[6]	125.9	94.4	81.8	313.6	304.9
Basic net income (loss) per common share ($ per share)	0.59	0.43	(0.08)	1.40	0.91
Diluted net income (loss) per common share ($ per share)	0.58	0.42	(0.08)	1.38	0.89
Basic income per share before unusual items (after-tax)[4]	0.59	0.43	0.26	1.40	1.23
Number of common shares outstanding, end of period (millions of shares)	120.0	122.9	119.5	120.0	119.5
Weighted average number of common shares outstanding (millions of shares)	121.6	122.9	119.2	121.9	124.1

1	The 2003 financial results have been restated to reflect the retroactive adoption on January 1, 2004 of the new recommendations of the Canadian Institute of Chartered Accountants (CICA) related to asset retirement obligations and stock-based compensation. Refer to note 1 of the consolidated financial statements for the nine months ended September 30, 2004.

2	Revenue includes the commission earned on sales of the 36.9% of production from Atlas that we do not own. Commission sales volume in 2003 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

3	Average realized price presented in the above table is calculated net of inland shipping and handling costs billed to customers. For financial statement presentation, these amounts are included in cost of sales. Refer to note 1 of the consolidated financial statements for the nine months ended September 30, 2004.

4	Income before unusual items (after-tax) and basic income per share before unusual items (after-tax) differ from the most comparable GAAP measures, net income and basic net income (loss) per share because certain transactions considered to be non-operational and/or non-recurring have been excluded. Refer to “Additional Information — Supplemental Non-GAAP Measures”.

5	Before changes in non-cash working capital and the utilization of prepaid natural gas.

6	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, the utilization of prepaid natural gas and cash flows related to interest, income taxes and unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 1

Continued Strong Financial Results

For the third quarter of 2004 we recorded EBITDA of $125.9 million and net income of $71.2 million ($0.59 per share). This compares with EBITDA of $94.4 million and net income of $52.4 million ($0.43 per share) for the second quarter of 2004 and EBITDA of $81.8 million and income before unusual items (after-tax) of $30.6 million for the third quarter of 2003. During the third quarter of 2003, we recorded a before and after-tax non-cash charge of $39.8 million to write off the costs incurred in developing a project in Western Australia that did not proceed. Including the impact of this write-off, we recorded a net loss of $9.3 million for the third quarter of 2003.

For the nine month period ended September 30, 2004, we recorded EBITDA of $313.6 million and net income of $170.4 million ($1.40 per share) compared with EBITDA of $304.9 million, income before unusual items (after-tax) of $152.9 million ($1.23 per share) and net income of $113.1 million ($0.91 per share) for the same period in 2003.

EBITDA

The change in EBITDA resulted from:

	Q3-2004	Q3-2004	YTD Q3 2004
	compared with	compared with	compared with
($ millions)	Q2-2004	Q3-2003	YTD Q3 2003
Higher realized price of produced methanol	30	37	9
Higher total cash cost	(6)	(17)	(37)
Higher sales volume of produced methanol	7	12	17
Higher margin on the sale of purchased methanol	—	11	19
Other	1	1	1

Increase in EBITDA	32	44	9

Q3 2004 compared with Q2 2004

Methanol prices are cyclical and are affected by the methanol supply and demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also influenced by the cost structure of high cost methanol production that is determined primarily by energy prices.

Tight supply conditions and strong demand resulted in the continuation of the favourable methanol price environment through the third quarter of 2004. The third quarter of 2004 average realized price of $245 per tonne is $23 per tonne higher than the average realized price of $222 per tonne for the second quarter of 2004. The higher average realized price for sales of produced methanol increased EBITDA by $30 million. Over the same period, our total cash costs for produced methanol increased by approximately $5 per tonne and this decreased EBITDA by $6 million. The increase in total cash costs relates primarily to higher natural gas costs for all of our facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas in New Zealand is purchased through take-or-pay and other purchase contracts reflecting the current market price for natural gas. Natural gas costs in both Chile and Trinidad are adjusted by formulae related to methanol prices and this enables these facilities to be competitive at all points throughout the methanol price cycle.

During the third quarter we realized the first sales of production from the Atlas methanol facility in Trinidad. We have a 63.1% interest in Atlas and we market all of its production. The 36.9% portion of the Atlas sales volume that we do not own is accounted for and disclosed separately as commission sales volume and the commission earned is recorded in revenue. Our sales volume of produced methanol for the third quarter increased by 74,000 tonnes compared with the second quarter and this increased EBITDA by $7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 2

We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated storage and handling costs of approximately $5 per tonne. During the third quarter of 2004 we sold 423,000 tonnes of purchased methanol and incurred a loss of $3 million, including the allocation of approximately $2 million of storage and handling costs. This compares with a loss of $3 million on the sale of 600,000 tonnes during the second quarter.

Q3 2004 compared with Q3 2003

The third quarter of 2004 average realized price of $245 per tonne is $29 per tonne higher than the average realized price of $216 per tonne for the third quarter of 2003. The higher average realized price for sales of produced methanol increased EBITDA by $37 million. Our total cash costs of produced methanol increased by approximately $13 per tonne over the same period and this decreased EBITDA by $17 million. Substantially all of this decrease relates to higher natural gas costs.

Our sales volume of produced methanol for the third quarter increased by approximately 107,000 tonnes compared with the third quarter of 2003 and this increased EBITDA by $12 million.

The third quarter of 2004 loss of $3 million on the sale of 423,000 tonnes of purchased methanol (refer to “Q3 2004 compared with Q2 2004”) compares with a loss of $14 million on the sale of 350,000 tonnes for the third quarter of 2003.

YTD Q3 2004 compared with YTD Q3 2003

Our average realized price for the nine month period ended September 30, 2004 was $229 per tonne compared with $226 per tonne for 2003 resulting in a $9 million increase in EBITDA. Our total cash costs of produced methanol are approximately $10 per tonne higher in 2004 and this decreased EBITDA by $37 million. Substantially all of the decrease in EBITDA relates to higher natural gas costs in New Zealand and Chile.

Our sales volume of produced methanol in 2004 is higher than 2003 by 162,000 tonnes and this increased EBITDA by $17 million.

During the nine month period ended September 30, 2004 we sold 1.6 million tonnes of purchased methanol and incurred a loss of $8 million compared with a loss of $27 million on the sale of 1.0 million tonnes for the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expense for the third quarter of 2004 was $20 million compared with $24 million for the third quarter of 2003. For the nine month period ended September 30, 2004, depreciation and amortization expense was $57 million compared with $69 million for the same period in 2003. The overall decrease in depreciation expense in 2004 compared with 2003 relates to the lower carrying value of property, plant and equipment due to the write-down of our Medicine Hat and New Zealand production facilities at December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 3

Interest Expense

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Interest expense ($ millions)	2004	2003	2004	2003
Interest expense before deduction of capitalized interest	$14	$16	$41	$41
Less capitalized interest:
Chile IV	(4)	(2)	(10)	(3)
Atlas	(1)	(3)	(10)	(10)

Interest expense	$9	$11	$21	$28

Capitalized interest relates to the construction of Chile IV and the Atlas methanol facility. The Atlas methanol facility commenced operations at the end of July 2004 and subsequent to this date no interest expense was capitalized.

Interest and Other Income

Interest and other income for the third quarter of 2004 was $1 million compared with $2 million for the third quarter of 2003. For the nine month period ended September 30, 2004, interest and other income was $5 million compared with $11 million for the same period in 2003. The decrease in interest and other income relates primarily to decreased foreign exchange gains in 2004 compared with 2003.

Income Taxes

The effective income tax rate for the third quarter of 2004 was 27% compared with 37% for the third quarter of 2003, excluding the impact of unusual items. The effective tax rate for the nine month period ended September 30, 2004 was 29% compared with 30% for the same period in 2003. Each of our Trinidad facilities is subject to preferential tax treatment. Titan has a tax holiday until mid-2005 and the tax rate for Atlas will increase over a ten-year period from 0% to 35%. In addition, our New Zealand and Kitimat operations have previously unrecognized tax loss carryforward balances. Substantially all of our consolidated income tax expense relates to our operations in Chile, where we record taxes at a rate of 35%. The lower effective tax rate for the third quarter of 2004 compared with the third quarter of 2003 is primarily related to the impact of earnings from Chile representing a lower proportion of our income before taxes.

Operating Performance

	Quarterly	Q3-2004	Q2-2004
(thousands of tonnes)	Operating Capacity	Production	Production
Chile	750	640	666
Titan, Trinidad	213	176	220
Atlas, Trinidad (63.1% interest)	268	157	—
New Zealand	608	304	229
Kitimat	125	121	121

	1,964	1,398	1,236

Approximately 57% of the natural gas requirement for our Chilean facilities is sourced from Argentina under long-term natural gas contracts. Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a dramatic devaluation of the Argentinean peso against the United States dollar. Natural gas prices have been held at extremely low levels and this has led to increased demand and lower amounts of natural gas supplying the domestic market. As a consequence, the government of Argentina reduced exports of natural gas to Chile and other surrounding countries. Our operations had been largely isolated from this issue due to the location of our plants in the southernmost region of Chile. During the period from mid-May to early August, however, we suffered curtailments of natural gas averaging 600 tonnes per day of methanol production. The situation is improving. Domestic natural gas prices are being

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 4

increased and additional investment in infrastructure is being made by gas suppliers within Argentina that should increase the supply of natural gas for domestic consumption. We have not suffered any curtailments since early August. We will, however, continue to closely monitor this issue over the coming months, as there can be no assurance as to its ultimate outcome.

The production from our facilities in Chile was also impacted by planned and unplanned shutdowns during the third quarter of 2004. The total lost production as a result of the Argentina gas curtailments and the planned and unplanned shutdowns in the third quarter of 2004 was approximately 110,000 tonnes.

The 1.7 million tonne per year Atlas methanol facility has been in the commissioning phase from the end of July 2004 and our proportionate share of its production was 157,000 tonnes. Production at our Titan Trinidad facility was impacted by unplanned shutdowns during the third quarter of 2004.

In New Zealand, we produced 304,000 tonnes of methanol during the third quarter of 2004 compared with 229,000 tonnes during the second quarter. We plan to produce approximately 250,000 tonnes during the fourth quarter in New Zealand and we have the potential to produce up to approximately 375,000 tonnes of methanol in 2005.

Supply/Demand Fundamentals

Global economic growth and strong demand for methanol was experienced throughout the third quarter of 2004 resulting in the continuation of favourable methanol market conditions. The start up of both the 1.0 million tonne per year NPC plant in Iran and the 1.7 million tonne per year Atlas methanol facility in Trinidad have been substantially absorbed by the market and methanol prices continue to be strong. During the third quarter we advised Lyondell that we would no longer require production from its 750,000 tonne per year plant in Channelview, Texas and consequently, Lyondell shut down this facility on September 16, 2004. We also have similar production rights for Terra Industries’ 700,000 tonne per year Beaumont plant through 2008.

We believe that our 840,000 tonne per year Chile IV facility will be the next significant increment of industry supply. Additional capacity additions for 2005 are expected and we believe that the impact of this new supply will be largely offset by increased demand and further shutdowns of higher cost methanol production exposed to high North American natural gas prices or high energy prices.

The Methanex non-discounted reference prices have remained stable for October 2004 and are $279 per tonne ($0.84 per gallon) in the United States and $272 per tonne in Asia. In Europe, the October 2004 contract transaction price was held at €230 (US$282 per tonne at the time of settlement). Currently, spot prices in the United States are approximately $305 per tonne ($0.92 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €215 per tonne. Prices in Asia are currently between $256 and $272 per tonne.

Methanex Non Discounted Regional Posted Contract Prices*

	Oct	Jul
	2004	2004
United States	$279	$279
Europe	€230	€230
Asia	$272	$272

*	US$ per tonne except where noted.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 5

Liquidity and Capital Resources

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the third quarter of 2004 were $109 million compared with $69 million for the same period in 2003. For the nine month period ended September 30, 2004, cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $271 million compared with $267 million for the same period in 2003.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million.

Our proportionate share of capital expenditures during the third quarter of 2004 for the Atlas methanol project was $7 million. Our remaining cash equity contribution to complete the construction of Atlas and fund a debt reserve is approximately $13 million.

We are currently expanding our operations in Chile with the construction of Chile IV, an 840,000 tonne per year methanol facility, which is expected to be commissioned in early 2005. Capital expenditures for Chile IV during the third quarter were $18 million, including capitalized interest of $4 million. At September 30, 2004, our estimated remaining expenditures to complete the construction of Chile IV were $68 million, including capitalized interest of $10 million.

On May 13, 2004, we announced a normal course issuer bid under which we may repurchase up to 6.1 million of our common shares. During the third quarter, we repurchased for cancellation 3.2 million shares at an average price of US$13.33 per share, or $42 million. To September 30, 2004, we have repurchased for cancellation 4.6 million shares at an average price of US$13.09 per share, totaling $60 million.

During the third quarter of 2004, we paid a quarterly dividend of US$0.08 per share, or approximately $9 million.

We have excellent financial capacity and flexibility. Our cash balance at September 30, 2004 was $162 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $85 million for the period to the end of 2007. We have the financial capacity to complete our capital maintenance spending program, the current normal course issuer bid, the construction of Chile IV and to pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Methanol market conditions continue to be favourable. Global economic growth and tight supply have led to low global inventory levels and higher pricing. We expect that the impact of planned new capacity additions during 2005 is likely to be largely offset by further shutdowns of higher cost global methanol production and increased demand. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

October 20, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 6

Additional Information

Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.

EBITDA

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2004	2004	2003	2004	2003
Cash flows from operating activities	$63,256	$103,546	$73,611	$221,156	$265,607
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	45,421	(21,708)	(4,606)	50,005	1,539
Other non-cash operating expenses	(4,493)	(2,130)	(3,632)	(8,257)	(10,861)
Interest expense	8,715	4,800	11,035	21,344	28,457
Interest and other income (expense)	(941)	431	(2,372)	(4,500)	(10,648)
Income taxes — current	13,944	9,426	7,745	33,870	30,803

EBITDA	$125,902	$94,365	$81,781	$313,618	$304,897

Income before Unusual Items (after-tax) and Basic Income before Unusual Items (after-tax) Per Share

Income before unusual items (after-tax) and basic income before unusual items (after-tax) per share are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring.

The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax) and the calculation of basic income before unusual items (after-tax) per share:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands, except number of shares and per share amounts)	2004	2004	2003	2004	2003
Net income (loss)	$71,178	$52,375	$(9,253)	$170,383	$113,112
Add unusual items
Write-off of Australia project development costs	—	—	39,833	—	39,833

Income before unusual items (after-tax)	$71,178	$52,375	$30,580	$170,383	$152,945

Weighted average number of common shares outstanding (millions of shares)	121.6	122.9	119.2	121.9	124.1
Basic income before unusual items (after-tax) per share	$0.59	$0.43	$0.26	$1.40	$1.23

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 7

Quarterly Financial Data (unaudited)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2004	2004	2004	2003
Revenue	$428,840	$412,283	$392,953	$358,421
Net income (loss)	71,178	52,375	46,830	(111,698)
Basic net income (loss) per common share	0.59	0.43	0.39	(0.93)
Diluted net income (loss) per common share	0.58	0.42	0.38	(0.93)

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2003	2003	2003	2002
Revenue	$340,180	$377,603	$343,342	$314,523
Net income (loss)	(9,253)	48,415	73,950	(31,417)
Basic net income (loss) per common share	(0.08)	0.38	0.59	(0.25)
Diluted net income (loss) per common share	(0.08)	0.37	0.57	(0.25)

Forward-Looking Statements

Information in this management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 43 of our 2003 Annual Report for more information on forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 8

METHANEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEP 30	SEP 30	SEP 30	SEP 30
	2004	2003	2004	2003
Revenue (note 1)	$428,840	$340,180	$1,234,076	$1,061,125
Cost of sales and operating expenses (note 1)	302,938	258,399	920,458	756,228
Depreciation and amortization	20,188	24,259	56,817	68,897

Operating income before undernoted items	105,714	57,522	256,801	236,000
Interest expense (note 8)	(8,715)	(11,035)	(21,344)	(28,457)
Interest and other income	941	2,372	4,500	10,648
Write-off of Australia project development costs	—	(39,833)	—	(39,833)

Income before income taxes	97,940	9,026	239,957	178,358
Income taxes:
Current	(13,944)	(7,745)	(33,870)	(30,803)
Future	(12,818)	(10,534)	(35,704)	(34,443)

	(26,762)	(18,279)	(69,574)	(65,246)

Net income (loss)	$71,178	$(9,253)	$170,383	$113,112

Weighted average number of common shares outstanding*	121,618,362	119,249,000	121,904,763	124,078,470
Diluted weighted average number of common shares outstanding*	123,242,174	119,249,000	123,380,954	127,185,678

*	number of common shares outstanding at September 30, 2004: 119,952,367 (September 30, 2003: 119,548,417)

Basic net income (loss) per common share	$0.59	$(0.08)	$1.40	$0.91
Diluted net income (loss) per common share	$0.58	$(0.08)	$1.38	$0.89

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 9

METHANEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of U.S. dollars)

	SEP 30	DEC 31
	2004	2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$161,699	$287,863
Receivables	255,566	220,871
Inventories	140,811	126,729
Prepaid expenses	15,221	14,852

	573,297	650,315
Property, plant and equipment (note 2)	1,358,942	1,320,227
Other assets	91,631	111,258

	$2,023,870	$2,081,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$179,911	$178,420
Current maturities on long-term debt and other long-term liabilities	265,384	33,026

	445,295	211,446
Long-term debt (note 4)	350,834	756,185
Other long-term liabilities	66,241	67,420
Future income taxes (note 5)	254,586	261,218
Shareholders’ equity:
Capital stock	516,805	499,258
Contributed surplus (note 1)	5,153	7,234
Retained earnings (note 1)	384,956	279,039

	906,914	785,531

	$2,023,870	$2,081,800

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 10

METHANEX CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)
(thousands of U.S. dollars, except number of common shares)

					TOTAL
	NUMBER OF	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS'
	COMMON SHARES	STOCK	SURPLUS	EARNINGS	EQUITY
Balance, December 31, 2002, as previously reported	125,651,639	$517,210	$—	$386,868	$904,078
Adjustments for retroactive adoption of new accounting policies (note 1):
Stock-based compensation	—	—	3,444	(3,444)	—
Asset retirement obligations	—	—	—	4,259	4,259

Balance, December 31, 2002, as restated	125,651,639	517,210	3,444	387,683	908,337
Year ended December 31, 2003
Net income, as previously reported	—	—	—	7,508	7,508
Adjustments for retroactive adoption of new accounting policies (note 1):
Stock-based compensation expense	—	—	3,790	(3,790)	—
Asset retirement obligations	—	—	—	(2,302)	(2,302)
Proceeds on issue of shares on exercise of stock options	3,356,128	19,173	—	—	19,173
Payment for shares repurchased	(9,000,000)	(37,125)	—	(51,523)	(88,648)
Dividend payments	—	—	—	(58,537)	(58,537)

Balance, December 31, 2003, as restated	120,007,767	499,258	7,234	279,039	785,531
Six month period ended June 30, 2004
Net income	—	—	—	99,205	99,205
Stock-based compensation expense	—	—	1,061	—	1,061
Proceeds on issue of shares on exercise of stock options	4,325,925	31,811	—	—	31,811
Reclassification of grant date fair value on exercise of options	—	3,374	(3,374)	—	—
Payment for shares repurchased	(1,426,300)	(6,039)	—	(11,877)	(17,916)
Dividend payments	—	—	—	(14,418)	(14,418)

Balance, June 30, 2004	122,907,392	528,404	4,921	351,949	885,274
Three month period ended September 30, 2004
Net income	—	—	—	71,178	71,178
Stock-based compensation expense	—	—	347	—	347
Proceeds on issue of shares on exercise of stock options	218,675	1,789	—	—	1,789
Reclassification of grant date fair value on exercise of options	—	115	(115)	—	—
Payment for shares repurchased	(3,173,700)	(13,503)	—	(28,811)	(42,314)
Dividend payments	—	—	—	(9,360)	(9,360)

Balance, September 30, 2004	119,952,367	$516,805	$5,153	$384,956	$906,914

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 11

METHANEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEP 30	SEP 30	SEP 30	SEP 30
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$71,178	$(9,253)	$170,383	$113,112
Add:
Depreciation and amortization	20,188	24,259	56,817	68,897
Future income taxes	12,818	10,534	35,704	34,443
Write-off of Australia project development costs	—	39,833	—	39,833
Other	4,493	3,632	8,257	10,861

Cash flows from operating activities before undernoted changes	108,677	69,005	271,161	267,146
Receivables	(13,499)	7,765	(34,695)	(3,333)
Inventories	(30,405)	26,429	(14,438)	(6,432)
Prepaid expenses	1,982	3,248	(369)	(1,948)
Accounts payable and accrued liabilities	(3,499)	(33,510)	(503)	8,025
Utilization of prepaid natural gas	—	674	—	2,149

	63,256	73,611	221,156	265,607

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of limited recourse long-term debt	—	—	(182,758)	(29,000)
Release of restricted cash	—	—	14,258	—
Proceeds on issue of limited recourse long-term debt	—	11,102	14,887	29,113
Proceeds on issue of shares on exercise of stock options	1,789	2,628	33,600	16,055
Payment for shares repurchased	(42,314)	—	(60,230)	(88,648)
Dividend payments	(9,360)	(7,172)	(23,778)	(51,343)
Repayment of other long-term liabilities	(7,728)	(5,531)	(11,654)	(11,067)

	(57,613)	1,027	(215,675)	(134,890)

CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment under construction or development	(25,263)	(38,808)	(111,878)	(132,760)
Property, plant and equipment	(9,892)	(14,754)	(17,229)	(29,026)
Accounts payable related to capital expenditures	(8,534)	2,620	1,994	8,452
Acquisition of Titan Methanol Company, net of cash acquired	—	—	—	(74,130)
Other assets	(2,426)	—	(4,532)	(16,060)

	(46,115)	(50,942)	(131,645)	(243,524)

Increase (decrease) in cash and cash equivalents	(40,472)	23,696	(126,164)	(112,807)
Cash and cash equivalents, beginning of period	202,171	284,884	287,863	421,387

Cash and cash equivalents, end of period	$161,699	$308,580	$161,699	$308,580

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$14,664	$18,269	$32,686	$32,889
Income taxes paid	$7,521	$6,756	$35,196	$28,216

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.

1.	Basis of presentation:

These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2003 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described below:

(a)	Shipping and handling costs:

Inland shipping and handling costs billed to customers were previously included in revenue in the 2003 annual consolidated financial statements. These costs have been reclassified from revenue to cost of sales and operating expenses with no impact on reported earnings. For the three and nine month periods ended September 30, 2004, $5 million (2003 — $5 million) and $16 million (2003 - $18 million) of these inland shipping and handling costs have been included in cost of sales and operating expenses, respectively.

(b)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value method had been used for stock based awards.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at December 31, 2003 resulted in an increase to contributed surplus and a decrease to retained earnings of $7 million (December 31, 2002 — $3 million). The adjustments represent the total compensation expense recorded for stock options granted on or after January 1, 2002. The restatement of the results for the three and nine month periods ended September 30, 2003 resulted in an increase to cost of sales and operating expenses of $0.9 million and $2.9 million, respectively. Compensation expense related to stock options for the three and nine month periods ended September 30, 2004 is $0.3 million and $1.4 million, respectively.

(c)	Asset retirement obligations:

Effective January 1, 2004, the Company adopted the new CICA recommendations for accounting for asset retirement obligations, which include site restoration costs. The new standard requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The asset retirement obligation liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

This standard has been applied retroactively, with restatement of prior periods. This restatement resulted in a decrease to the accrual for site restoration and an increase to retained earnings of $2 million at December 31, 2003. The restatement of the results for the three and nine month periods ended September 30, 2003 resulted in a reduction to net income of $0.6 million and $1.7 million, respectively. The application of this standard results in charges to net income of $0.3 million and $0.9 million in the three and nine month periods ended September 30, 2004, respectively.

METHANEX CORPORATION 2004 THIRD QUARTER REPORT 13

2.	Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value
At September 30, 2004
Plant and equipment	$2,411,880	$1,283,369	$1,128,511
Plant and equipment under construction	207,047	—	207,047
Other	52,024	28,640	23,384

	$2,670,951	$1,312,009	$1,358,942

At December 31, 2003
Plant and equipment	$2,157,513	$1,237,872	$919,641
Plant and equipment under construction	377,840	—	377,840
Other	48,827	26,081	22,746

	$2,584,180	$1,263,953	$1,320,227

3.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad which commenced operations on July 29, 2004.

The consolidated financial statements include the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Sep 30, 2004	Dec 31, 2003
Consolidated Balance Sheets:
Cash and cash equivalents	$4,694	$18,429
Other current assets	17,019	2,443
Property, plant and equipment	280,800	235,718
Other assets	5,946	5,996
Current liabilities	20,152	4,486
Limited recourse long-term debt	159,012	144,125

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2004	2003	2004	2003
Consolidated Statements of Income:
Revenue	$17,348	$—	$17,348	$—
Expenses	13,254	—	13,254	—

Net income	$4,094	$—	$4,094	$—

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$7,318	$—	$7,318	$
Cash inflows from financing activities	—	11,102	14,887	29,113
Cash outflows from investing activities	(4,752)	(19,180)	(47,166)	(53,403)

The Company estimates that its remaining share of capital expenditures and cash equity contribution to complete the construction of Atlas and fund a debt reserve account will be approximately $13 million. The Company expects that these expenditures will be funded from cash generated from operations and cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 14

4.	Long-term debt:

	Sep 30, 2004	Dec 31, 2003
Unsecured notes	$449,886	$449,783
Atlas limited recourse facilities	159,012	144,125
Titan limited recourse facilities	—	183,638

	608,898	777,546
Less current portion	(258,064)	(21,361)

	$350,834	$756,185

The limited recourse long-term debt of Atlas is described as limited recourse as it is secured only by the assets of the joint venture.

On March 31, 2004, the Company repaid all of the limited recourse long-term debt related to the Titan methanol facility. The total payment, including transaction costs, was $183 million. As a result of this repayment, the Company reclassified $14 million of restricted cash for a debt service reserve account from other assets to cash and cash equivalents.

5.	Future income taxes:

On acquisition of Titan Methanol Company in 2003, the Company recorded a future income tax liability based on uncertainty related to an interpretation of certain tax legislation. During 2004, the Company reviewed its accounting for the acquisition in light of recent events clarifying the tax legislation. As a result, at March 31, 2004, the Company recorded a balance sheet adjustment to reduce both the future income tax liability and property, plant and equipment by $42 million.

6.	Net income per share:

A reconciliation of the weighted average number of common shares is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2004	2003	2004	2003
Denominator for basic net income per common share	121,618,362	119,249,000	121,904,763	124,078,470
Effect of dilutive stock options	1,623,812	—	1,476,191	3,107,208

Denominator for diluted net income per common share	123,242,174	119,249,000	123,380,954	127,185,678

7.	Stock-based compensation:

(a)	Stock options:

i) Incentive stock options:

Common shares reserved for incentive stock options at September 30, 2004 were as follows:

	Options denominated in CAD$		Options denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	exercise Price
Outstanding at December 31, 2003	4,682,775	$11.27	3,105,550	$7.51
Granted	—	—	93,300	11.56
Exercised	(2,929,550)	10.81	(880,175)	7.29
Cancelled	—	—	(36,500)	8.51

Outstanding at June 30, 2004	1,753,225	12.04	2,282,175	7.74
Exercised	(165,050)	10.84	(43,625)	7.82
Cancelled	(200,000)	23.75	(30,900)	9.45

Outstanding at September 30, 2004	1,388,175	$10.50	2,207,650	$7.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 15

7.	Stock-based compensation (continued):

i) Incentive stock options (continued):

As at September 30, 2004, 1,388,175 incentive stock options denominated in CAD$ and 1,903,900 incentive stock options denominated in US$ had vested and were exercisable at average prices of CAD$10.50 and US$7.25, respectively.

ii) Performance stock options:

Common shares reserved for performance stock options at September 30, 2004 are as follows:

	Number of	Average exercise
	Stock Options	Price (CAD$)
Outstanding at December 31, 2003	875,200	$4.47
Exercised	(516,200)	4.47

Outstanding at June 30, 2004	359,000	4.47
Exercised	(10,000)	4.47

Outstanding at September 30, 2004	349,000	$4.47

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. As at September 30, 2004, 69,000 outstanding performance stock options have vested and are exercisable. The remaining 314,000 options will vest if the Company’s shares trade at or above CAD$20 per share.

iii) Compensation expense related to stock options:

Compensation expense related to stock options included in cost of sales and operating expenses is $0.3 million for the three month period ended September 30, 2004 (2003 — $0.9 million) and $1.4 million for the nine month period ended September 30, 2004 (2003 — $2.9 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	3%	5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	35%	35%

For the nine month period ended September 30, 2004, the weighted average grant date fair value of stock options granted was US$3.63 per share (2003 — $2.59 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 16

7.	Stock-based compensation (continued):

(b)	Deferred and restricted share units:

Deferred and restricted share units outstanding at September 30, 2004 are as follows:

	Number of	Number of
	Deferred	Restricted Share
	Share Units	Units
Outstanding at December 31, 2003	366,389	500,640
Granted	178,067	579,700
Dividend equivalents	5,318	10,376
Redeemed	—	(28,513)

Outstanding at June 30, 2004	549,774	1,062,203
Granted	5,098	—
Dividend equivalents	2,919	6,159
Redeemed	—	(49,320)

Outstanding at September 30, 2004	557,791	1,019,042

The fair value of deferred and restricted share units at September 30, 2004 was $23.8 million compared with an accrued value of $12.2 million.

8.	Interest expense:

	Three months ended		Nine months ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2004	2003	2004	2003
Interest expense before capitalized interest	$14,037	$16,065	$41,139	$41,461
Less: capitalized interest	(5,322)	(5,030)	(19,795)	(13,004)

Interest expense	$8,715	$11,035	$21,344	$28,457

9.	Retirement plans:

Total net pension expense for the defined benefit and defined contribution pension plans charged to operations during the three and nine month periods ended September 30, 2004 was $1.6 million (2003 — $1.6 million) and $4.9 million (2003 — $4.8 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 17

METHANEX CORPORATION
QUARTERLY HISTORY (unaudited)

	YTD
	2004	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)
Company produced product	3,767	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431
Purchased product	1,558	423	600	535	1,392	399	350	332	311	809	278	207	129	195
Commission sales[1]	41	41	—	—	254	—	—	55	199	725	197	188	183	157

	5,366	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704	7,220	1,821	1,814	1,801	1,783

METHANOL PRODUCTION
(thousands of tonnes)
Chile	2,002	640	666	696	2,704	640	624	732	708	2,932	735	748	743	706
New Zealand	822	304	229	289	968	158	229	225	356	2,281	552	593	601	535
Canada	364	121	121	122	449	109	91	122	127	478	126	125	103	124
Titan, Trinidad	586	176	220	190	577	222	202	153	—	—	—	—	—	—
Atlas, Trinidad (63.1%)	157	157	—	—	—	—	—	—	—	—	—	—	—	—

	3,931	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191	5,691	1,413	1,466	1,446	1,365

METHANOL PRICE[2]
($/tonne)	229	245	222	220	220	204	216	240	223	155	188	182	138	111
($/gallon)	0.69	0.74	0.67	0.66	0.66	0.61	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33
PER SHARE INFORMATION
Net income (loss)	$1.40	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59	0.18	(0.25)	0.46	0.12	(0.14)

1	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

2	Produced and purchased product.

QUARTERLY HISTORY	METHANEX CORPORATION 2004 THIRD QUARTER REPORT 18